May 2, 2006

Mr. Tim Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F St., N.E.

Mail Stop 6010

Washington, D.C. 20549-6010

Re:	Northstar Neuroscience, Inc.

Registration Statement on Form S-1

File No. 333-132135

Dear Mr. Buchmiller:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Northstar Neuroscience, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 4, 2006 at 2:00 P.M., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 17, 2006

(ii)	Dates of distribution: April 17, 2006 – May 1, 2006

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: approximately 15,300

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours, Citigroup Global Markets Inc.

John C. Cocchiarella Senior Vice President